Filed Pursuant to Rule 433

Registration Nos. 333-157848

333-157848-01

333-157848-02

Prudential Financial, Inc.

$600,000,000 3.625% Medium-Term Notes, Series D

Due September 17, 2012

Final Term Sheet, September 10, 2009

Issuer	Prudential Financial, Inc.

Ratings*	Baa2 (Stable) / A (Stable) / BBB (Negative)

Security	Medium-Term Notes, Series D

Trade Date	September 10, 2009

Settlement Date (T+3 days)	September 15, 2009

Maturity Date	September 17, 2012

Principal Amount	$600,000,000

Price to Investors	99.983%

Net Proceeds	$598,698,000

Pricing Benchmark	1.75% UST due 08/15/2012

Benchmark Treasury Price and Yield	101-016; 1.381%

Spread to Benchmark	225 basis points

Re-offer Yield	3.631%

Coupon	3.625% per annum

Interest Payment Dates	Semi-annually on March 17 and September 17 of each year, commencing on March 17, 2010 and ending on the Maturity Date

Joint Bookrunning Managers	Banc of America Securities LLC, Barclays Capital Inc., Morgan Stanley & Co. Incorporated

Senior Co-Managers	BNP Paribas Securities Corp. Daiwa Securities America Inc. HSBC Securities (USA) Inc. RBS Securities Inc.

Junior Co-Managers	Loop Capital Markets LLC Muriel Siebert & Co., Inc. Samuel A. Ramirez & Company, Inc. The Williams Capital Group, L.P.

CUSIP Number	74432QBH7

Reports and Events of Default	The indenture, to the extent relating to the 3.625% notes and all future series of securities under the indenture, provides that any documents or reports that Prudential Financial may be required to file with the SEC pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, will be filed with the trustee within 15 days after Prudential Financial has filed those documents or reports with the SEC. Under the Trust Indenture Act of 1939, as amended, Prudential Financial may have a separate obligation to file with the trustee documents or reports it is required to file with the SEC. Prudential Financial’s failure to comply with either filing obligation is not an event that will result in an event of default under the indenture. Accordingly, acceleration of Prudential Financial’s obligations under the 3.625% notes will not be a remedy for its failure to file those documents or reports with the trustee, and you may have no remedy for the failure other than an action in damages. For other outstanding series of notes of Prudential Financial, acceleration is a remedy, upon appropriate notice and passage of time, for the holders of those securities for Prudential Financial’s failure to file documents or reports with the trustee.

Other Information	Concurrent with the offering of the 3.625% notes, Prudential Financial is also offering $900 million aggregate principal amount of 4.75% Medium-Term Notes, Series D, due 2015.

*An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-4 of the accompanying prospectus supplement.

Prudential Financial, Inc. has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents Prudential Financial, Inc. has filed with the SEC for more complete information about the issuer and this offering. You should rely on the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus and the prospectus supplement may be obtained by contacting Banc of America Securities LLC at 1-800-294-1322, Barclays Capital Inc. at 1-888-603-5847 or Morgan Stanley & Co. Incorporated at 1-866-718-1649.